NEWS RELEASE

          FOR IMMEDIATE RELEASE
          ---------------------


                            DELMARVA POWER & LIGHT COMPANY
                 SAYS THAT RESPONSE TO ITS TENDER OFFER IS EXCELLENT



               Wilmington, DE, October 14, 1996--Delmarva Power & Light Company (Delmarva Power) today announced that its Offer to Purchase for Cash dated August 21, 1996, as supplemented (the Offer to Purchase), closed at 12:00 midnight, New York City time, on Friday, October 11, 1996. Delmarva Power said that it is very pleased with the excellent response to its tender offers.

               A preliminary count from First Chicago Trust Company of New York, the Depositary for the offer, showed that the following depositary shares have been tendered:

          o Approximately 10,134 shares of the 3.70% Preferred Stock ($100 par value), representing 20.3% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures;

          o Approximately 20,126 shares of the 4% Preferred Stock ($100 par value), representing 50.3% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures;

          o Approximately 24,596 shares of the 4.20% Preferred Stock ($100 par value), representing 49.2% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures;

          o Approximately 21,540 shares of the 4.28% Preferred Stock ($100 par value), representing 43.1% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures;

          o Approximately 30,429 shares of the 4.56% Preferred Stock ($100 par value), representing 60.9% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures;

          o Approximately 31,477 shares of the 5% Preferred Stock ($100 par value), representing 39.3% of the outstanding shares of such series, including 65 shares tendered under the guaranteed delivery procedures;

          o Approximately 165,000 shares of the 6-3/4% Preferred Stock ($100 par value), representing 82.5% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures;

          o Approximately 1,283,500 shares of the 7-3/4% Preferred Stock--$25 Par, representing 80.2% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; and

          o Approximately 9,650 shares of the Adjustable Rate Preferred Stock, Series A ($100 par value), representing 6.0% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures.

               The actual number of shares tendered under the Offer to Purchase will depend on the final report of the Depositary and subsequent confirmation of the proper delivery, including confirmation of compliance with the guaranteed delivery procedures for shares tendered under such procedures.

               Delmarva Power is an investor-owned public utility which provides electric service to approximately 437,500 customers in Delaware, ten primarily Eastern Shore counties in Maryland and the Eastern Shore area of Virginia, and natural gas service to approximately 98,000 customers in northern Delaware, including the City of Wilmington.